Exhibit 99.2

PURE NICKEL INC.

NOTICE OF OUR ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

You are invited to our 2011 Annual and Special General Meeting of Shareholders, which will be held at the offices of Heenan Blaikie LLP, 333 Bay Street, Bay Adelaide Centre, Suite 2900, Toronto, Ontario, Canada, on Tuesday, May 3, 2011 at 10:00 a.m. EDT. Our meeting will cover:

Financial statements – You will receive the financial statements for the fiscal year ended November 30, 2010 and the Auditors’ Report on those financial statements.

Directors – You will elect directors to our board.

Auditors – You will vote on reappointing our auditors.

Stock Option Plan – You will be asked to consider a resolution to ratify our stock option plan, which is required every three years under the rules of the Toronto Stock Exchange.

Other business – If any other items of business are properly brought before the meeting, or any adjournment thereof, you will be asked to vote on them. We are not aware of any other items of business to be considered at this meeting.

Our directors have set the close of business on March 22, 2011 as the record date: you will receive this notice and be entitled to vote at the meeting if you owned our shares on that date.

DATED at Toronto, Ontario, March 31, 2011.

BY ORDER OF THE BOARD
/s/ Lisa Buchan
Lisa Buchan
Corporate Secretary

Shareholders who are unable to attend the meeting in person and who wish to ensure that their shares are voted at the meeting, are requested to date, sign and return in the envelope provided for that purpose, the enclosed form of proxy.

All instruments appointing proxies to be used at the meeting or at any adjournment thereof must be received by our transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th floor, North Tower, Toronto, Ontario M5J 2Y1, at least 48 hours, excluding Saturdays, Sundays, and holidays before the time of the meeting or any adjournment thereof, or by the chairman of the meeting prior to the commencement of the meeting or any adjournment thereof.